EXHIBIT 12.1

HCPI

RATIO OF EARNINGS TO FIXED CHARGES

and RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	YTD 2003	2002	2001	2000	1999	1998
RATIO OF EARNINGS TO FIXED CHARGES

Fixed Charges:
Interest Expense and Debt Amortization:	45,142	77,891	78,489	86,747	58,458	37,836
Pro-Rata Share of Unconsolidated Partnerships’ Fixed Charges	775	727	530	441	414	777
Rental Expense	84	164	152	138	119	111
Capitalized Interest	281	1,323	243	514	1,223	1,800

Fixed Charges	46,282	80,105	79,414	87,840	60,214	40,524

Earnings:
Net Income from Operations	77,147	151,021	127,129	121,536	83,189	73,733
Add Back Fixed Charges	46,282	80,105	79,414	87,840	60,214	40,524
Less Capitalized Interest	(281)	(1,323)	(243)	(514)	(1,223)	(1,800)

Total	123,148	229,803	206,300	208,862	142,180	112,457

Ratio of Earnings to Fixed Charges	2.66	2.87	2.60	2.38	2.36	2.78

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Fixed Charges:
Interest Expense and Debt Amortization:	45,142	77,891	78,489	86,747	58,458	37,836
Pro-Rata Share of Unconsolidated Partnerships’ Fixed Charges	775	727	530	441	414	777
Preferred Stock Dividend	22,844	24,900	24,900	24,900	17,775	8,532
Rental Expense	84	164	152	138	119	111
Capitalized Interest	281	1,323	243	514	1,223	1,800

Fixed Charges	69,126	105,005	104,314	112,740	77,989	49,056

Earnings (see above)	123,148	229,803	206,300	208,862	142,180	112,457

Ratio of Earnings to Fixed Charges	1.78	2.19	1.98	1.85	1.82	2.29